SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) – Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR	AMAZÔNIA CELULAR S.A.
PARTICIPAÇÕES S.A.	CNPJ nº 02.340.278/0001-33
CNPJ nº 02.558.154/0001-29	NIRE 1530001829-3
NIRE 3130002551-9	A Public Traded Company in Brazil
A Public Traded Company in Brazil

NOTICE TO THE MARKET

TELE NORTE CELULAR PARTICIPAÇÕES S.A. (“TNCP”) and AMAZÔNIA CELULAR S.A. (“AMAZÔNIA CELULAR”) hereby inform the market that their respective shareholders’ and board of directors meetings held on April 3, 2008 decided that:

(1) TNCP’s shareholders’ meetings accepted the resignation of the following members of their respective board of directors and their corresponding alternates: Messrs. Sergio Spinelli Silva Junior, Alberto Ribeiro Güth, Jacques de Oliveira Pena, Kevin Michael Altit, Elemér André Surányi, José Luiz Rodrigues, Sérgio Francisco da Silva, Pedro Paulo Elejalde de Campos, Jorge da Cunha Fernandes, Susana Hanna Stiphan Jabra. AMAZÔNIA CELULAR’s shareholders’ meetings accepted the resignation of the following members of their respective board of directors and their corresponding alternates: Messrs. Kevin Michael Altit, Mário Sérgio Castanheira, Elemér André Surányi, Henrique Carlos Parra Parra. The following persons were elected members of TNCP’s AMAZÔNIA CELULAR’s board of directors by majority of votes to continue the mandate of the members that resigned: Messrs. (i) José Mauro Mettrau Carneiro da Cunha, as chairman, and José Augusto da Gama Figueira, as his alternate; (ii) Luiz Eduardo Falco Pires Correa, as board member, and Pedro Jereissati, as his alternate; (iii) José Luís Magalhães Salazar, as board member, and Otávio Marques de Azevedo, as his alternate; and (iv) Júlio César Pinto, as board member, and Rubens Mário Marques de Freitas, as his alternate;

(2) Preferred shareholders of AMAZÔNIA CELULAR elected Mrs. Ana Paula Rocha de Souza to its Board of Directors to replace the alternate member Mrs. Andreia Gomes da Silva, who resigned;

(2) TNCP’s shareholders’ meeting further accepted the resignation of the following members and their corresponding alternates of its fiscal council: Messrs. José Arthur Escodro, Bento do Amaral Peixoto Moreira Franco and Marcos Rocha de Araújo;

(3) AMAZÔNIA CELULAR’s shareholders’ meeting further accepted the resignation of the following members and their corresponding alternates of its fiscal council: Messrs. José Arthur Escodro, Alcinei Cardoso Rodrigues and João Eduardo Tavares de Andrade Lopes; and

(4) Following their election, the new members of the board of directors of each of TNCP and AMAZÔNIA CELULAR held their respective board of directors meetings and decided on the following: (i) to accept the resignation of the executive officers, Messrs. André Machado Mastruobono and Marcus Roger Meireles Martins da Costa; and (ii) to elect as their respective officers: Luiz Eduardo Falco Pires Correa, as Chief Executive Officer; José Luís Magalhães Salazar, as Finance and Investor Relations Officer; and Paulo Altmayer Goncalves, as Officer of TNCP, and as Operations Officer of AMAZÔNIA CELULAR.

Rio de Janeiro, April 3, 2008.

José Luís Magalhães Salazar
Chief Financial and Investor Relations Officer
TELE NORTE CELULAR PARTICIPAÇÕES S.A.
AMAZÔNIA CELULAR S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 04, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ José Luís Magalhães Salazar

Name:	José Luís Magalhães Salazar
Title:	Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.